[Letterhead of ANSYS, Inc.]

July 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathleen Collins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ansys, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed on February 27, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed on May 8, 2009

File No. 000-20853

Dear Ms. Collins:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of June 8, 2009 to Maria T. Shields, Chief Financial Officer of the Company (the “Comment Letter”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

Comment 1:

You disclose in your revenue recognition footnote that VSOE of PCS is based on stand alone sales, which appears to imply that you are applying paragraph 10 of SOP 97-2. Tell us how you considered clarifying your revenue recognition policy to indicate VSOE for PCS is based on stated renewal rates as indicated in your response to prior comment 2 and/or separate sales depending on your response to comments 3 and 5 below.

Response 1:

The Company agrees that additional disclosures clarifying the approach taken in determining VSOE of fair value for PCS would be useful to the users of its financial statements. In the Company’s next filing of Form 10-Q for the quarterly period ended June 30, 2009, the Company will include the disclosure presented in Appendix 1 in the footnotes to the financial statements. The Company will also clarify its policy under “Critical Accounting Policies and Estimates” within Management’s Discussion and Analysis of Financial Condition and Results of Operations to more clearly describe the approach taken for determining VSOE of fair value for PCS.

Comment 2:

In response to comment 2 you indicate that “a very high rate” of customers renew their PCS contracts annually “at the original contracted renewal price.” Please clarify the percentage of your customers that renewed PCS at the originally stated renewal price.

Response 2:

[Confidential Treatment Requested by ANSYS, Inc., ANSS-0001]

Comment 3:

Additionally, please confirm whether or not the data regarding PCS fees as a percentage of initial license fee and the renewal history includes transactions related to your Ansoft acquisition. If not, then please provide the information requested in our prior comment 2 to describe the methodology used to establish VSOE of PCS for revenue generated by your Ansoft acquisition. In this regard, it appears that Ansoft’s methodology differs from the methodology described in prior comment 2 based on our review of Ansoft’s revenue recognition policy in their reports filed prior to your acquisition.

Response 3:

The information provided in the Company’s initial response did not include data related to the Ansoft acquisition because the Company understood the comment to be a request for clarification of its May 22, 2006 response.

Ansoft used the “Bell-Shaped Curve Method” to determine VSOE of fair value for PCS bundled with perpetual license sales. The Bell-Shaped Curve Method is based on the guidance in paragraphs 10 and 57 of SOP 97-2. Paragraph 10 states, in part, “the fee should be allocated to the various elements based on vendor-specific objective evidence of fair value, regardless of any separate prices stated within the contract for each element”, and paragraph 57 states, in part, “[if] a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph 10. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (i.e., the renewal rate).” In allocating PCS in such arrangements, Ansoft evaluated the price paid for PCS sold independently of other elements (PCS renewals). During 2008, PCS renewals were evaluated periodically using the most recent twelve months of data. The latest evaluation for 2008 occurred in December 2008 and included PCS renewals for the period December 1, 2007 through November 30, 2008. PCS renewals for the evaluation period were approximately $34 million, 82.5% of which fell within a +15% of the median for all standalone sales of PCS. The amount assigned as VSOE of fair value for PCS bundled with a perpetual license sale was the median of standalone sales of PCS.

Due to the timing of the Ansoft acquisition, in 2008, the Company recorded total PCS revenue of $8.4 million for Ansoft. Approximately 20% of this revenue was derived from new contract sales, whereby PCS was bundled with perpetual licenses, and the remaining 80% was derived from standalone sales of PCS whereby customers renewed existing PCS contracts. The amount of revenue from new contract sales in 2008 attributable to PCS represented 15% of the amount attributable to the perpetual licenses with which the PCS sales were bundled. This percentage is consistent with the list price relationship for separate sales of perpetual licenses and PCS for a significant majority of the Company’s products. Due to the immateriality of the amount of revenue recognized in 2008 under the previous Ansoft license terms, the Company concluded that disclosure of this methodology was not critical to a user’s understanding of the revenue recognition and did not include such disclosures in the 2008 financial statements.

In 2009, the standard Ansoft contract was revised to include a substantive stated renewal rate for PCS bundled with a perpetual license. As a result of the change in contractual terms for PCS bundled with a perpetual license, the Company began to recognize revenue for the fair value of PCS sold together with perpetual licenses based on the stated renewal rate for PCS, consistent with the revenue recognition for ANSYS products. The Company did not disclose this change in its Form 10-Q for the period ended March 31, 2009 because the Company determined that it did not have a significant impact on revenue recognized during the quarter ended March 31, 2009 and was not expected to have a significant impact on comparability for any future period.

Comment 4:

We note from your response to prior comment 4 that the percentage of the list price or the end-user license fee remitted to you by your channel partners represents the “net amount” and you also receive a fee for PCS as compensation for providing technical enhancements and the second level of support to the end-user. Tell us how you considered disclosing this information in your revenue recognition policy so that it is clear how the Company is generating revenue from these arrangements.

Response 4:

The Company agrees that additional disclosures related to revenue generated via the Company’s channel partners would be useful to the users of its financial statements. In the Company’s next filing of Form 10-Q for the quarterly period ended June 30, 2009, the Company will include the disclosure presented in Appendix 1 in the footnotes to the financial statements. The Company will also clarify its policy under “Critical Accounting Policies and Estimates” within Management’s Discussion and Analysis of Financial Condition and Results of Operations to more clearly describe the Company’s policy for recognition of revenue generated by the Company’s channel partners.

Comment 5:

Additionally, please confirm how you account for the fees received in such arrangements. In this regard, if you recognize your portion of the perpetual license fee upfront and PCS fee over the contract term, tell us if your channel partners are one of the classes of customers that is included in your VSOE analysis as described in prior comment 2. If not, then please describe your methodology in establish VSOE of PCS for such transactions in similar detail as provided in your response to prior comment 2.

Response 5:

The Company accounts for the fees received from customer transactions via channel partners in exactly the same manner as it accounts for revenue from direct sales transactions, that is recognition of the fee from sales of PCS bundled with software over the PCS period based on VSOE of the PCS using the stated renewal rate. The Company does not consider the channel partners to be a separate class of customers for purposes of determining VSOE of fair value for PCS. Rather, the Company evaluates the gross transaction value of both direct sales transactions and transactions through independent channel partners for purposes of determining VSOE of fair value for PCS according to the process described in the Company’s response to prior comment 2. The channel partner receives a stated portion of the value of each transaction. The percentage received by the channel partner does not differ among annual licenses, perpetual licenses or PCS. This percentage is deducted from the amount attributable to the perpetual license and to PCS in recognizing revenue in compliance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

Form 10-Q for the Quarter Ended March 31, 2009

Note 9. Fair Value Measurements, page 12

Comment 6:

Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. If so, tell us why you did not disclose that you fully adopted SFAS 157 your recent Form 10-Q. Also, tell us how you considered the disclosure requirements of paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

Response 6:

On January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement No. 157”) as it relates to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption did not impact the financial statements or result in a change in the methodologies historically used by the Company to estimate the fair value of nonfinancial assets and liabilities. As the adoption did not impact the comparability of the consolidated financial statements, the Company did not believe that additional related disclosures would prove useful to the users of its financial statements. However, in order to address the concern raised by the Commission, in future filings the Company will disclose the full adoption of Statement No. 157 and provide all necessary disclosures, as follows:

FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157”, delayed the effective date for the application of FASB Statement No. 157, “Fair Value Measures”, to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until fiscal years beginning after November 15, 2008. As of January 1, 2009, the Company adopted the provisions of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities required to be recognized at fair value on a nonrecurring basis. The adoption of these additional provisions did not have a material impact on the Company’s financial statements.

* * * * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 514-2949 or by facsimile at (724) 514-3623 or Joseph L. Johnson III, Esq. of Goodwin Procter LLP, outside counsel to the Company, at (617) 570-1633 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ Sheila S. DiNardo, Esq.

Sheila S. DiNardo, Esq.

ANSYS, Inc.

cc:	Joseph L. Johnson III, Esq.

Goodwin Procter LLP

Appendix 1: Updated Revenue Recognition Policy

Note: Changes from the previously disclosed policy are underlined.

Revenue Recognition: Revenue is derived principally from the licensing of computer software products and from related maintenance contracts. The Company recognizes revenue in accordance with SOP 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition,” and related interpretations. Revenue from perpetual licenses is classified as license revenue and is recognized upon delivery of the licensed product and the utility that enables the customer to access authorization keys, provided that acceptance has occurred and a signed contractual obligation has been received, the price is fixed and determinable, and collectibility of the receivable is probable. The Company determines the fair value of post-contract customer support (“PCS”) sold together with perpetual licenses based on the contractual renewal rate for PCS when sold on a standalone basis. Revenue from PCS contracts is classified as maintenance and service revenue and is recognized ratably over the term of the contract.

Revenue for software lease licenses is classified as license revenue and is recognized over the period of the lease contract. Typically, the Company’s software leases include PCS which, due to the short term (principally one year or less) of the Company’s software lease licenses, cannot be separated from lease revenue for accounting purposes under the AICPA’s Technical Practice Aid 5100.53. As a result, both the lease license and PCS are recognized ratably over the lease period. Due to the short-term nature of the software lease licenses and the frequency with which the Company provides major product upgrades (typically 12 – 18 months), the Company does not believe that a significant portion of the fee paid under the arrangement is attributable to the PCS component of the arrangement and, as a result, includes the revenue for the entire arrangement within software license revenue in the consolidated statements of income.

Revenue from training, support and other services is recognized as the services are performed. The Company applies the specific performance method to contracts in which the service consists of a single act, such as providing a training class to a customer, and the proportional performance method to other service contracts that are longer in duration and often include multiple acts (for example, both training and consulting). In applying the proportional performance method, the Company typically utilizes output-based estimates for services with contractual billing arrangements that are not based on time and materials, and estimates output based on the total tasks completed as compared to the total tasks required for each work contract. Input-based estimates are utilized for services that involve general consultations with contractual billing arrangements based on time and materials, utilizing direct labor as the input measure.

The Company also executes arrangements through channel partners in which the channel partners are authorized to market and distribute the Company’s software products to end users of the Company’s products and services in specified territories. In sales facilitated by channel partners, the channel partner bears the risk of collection from the end user customer. The Company recognizes revenue from transactions with channel partners when the channel partner submits a written purchase commitment, collectibility from the channel partner is probable, a signed license agreement is received from the end user customer and delivery has occurred to the end user customer, provided that all other revenue recognition criteria are satisfied. Revenue from channel partner transactions is the amount remitted to the Company by the channel partners. This amount includes a fee for PCS that is compensation for providing technical enhancements and the second level of technical support to the end user, which is based on the contractual renewal rate in the end user customer’s license agreement and is recognized over the period that PCS is to be provided. The Company does not offer right of return, product rotation or price protection to any of its channel partners.

Non-income related taxes collected from customers and remitted to governmental authorities are recorded on the balance sheet as accounts receivable and accrued expenses. The collection and payment of these amounts is reported on a net basis in the consolidated statements of income and does not impact reported revenues or expenses.

The Company warrants to its customers that its software will substantially perform as specified in the Company’s most current user manuals. The Company has not experienced significant claims related to software warranties beyond the scope of maintenance support, which the Company is already obligated to provide, and consequently, the Company has not established reserves for warranty obligations.